Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On March 27, 2009, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”), issued the following letter to all NRG employees.
[NRG ENERGY, INC. LETTERHEAD]

Date:	March 27, 2009

To:	All Staff

From:	David Crane—President and CEO

Subject:	Exelon Q&A
Please see below our answers to the latest questions we have received from all of you.
1.	I saw that Exelon filed a “preliminary proxy statement” on March 17. What was that and what does it mean?
On March 17, Exelon filed its preliminary proxy statement with the Securities and Exchange Commission, which included its previously announced nominees for our Board of Directors. We believe Exelon’s intention is to try to seat the maximum amount of directors on our Board without actually having a majority. It is seeking to accomplish this by proposing to expand our Board with new directors nominated by Exelon, while also seeking to replace four of our existing directors who are up for re-election at our 2009 Annual Meeting.

If Exelon’s board expansion proposal is approved and all of its nominees elected, it would hold 9 of the 19 seats on our Board. The proxy contest will culminate at our 2009 Annual Meeting.
2.	When will I start to get proxy information in the mail?

If you own vested shares in NRG, you can expect to receive mailings from both NRG and Exelon in the near future. Certain mailings from NRG and Exelon will contain a voting card. NRG’s cards will be WHITE and Exelon’s will be BLUE. We’ll continue providing more details about the proxy contest and mailings as they become available, and you’ll learn more details in our proxy statement.

3.	If I’m a stockholder, how can I vote?

There are several ways to vote. You can vote by mail by signing, dating and sending the “proxy card” in the envelope that comes with the package. You can also vote by telephone, internet, or in person at NRG’s 2009 Annual Meeting. Details for all of these voting options will be provided in our proxy statement. If you voted by mail, telephone or the internet, you don’t need to attend the 2009 Annual Meeting to vote again unless you wish to revoke your proxy and change your vote.
4.	Has Exelon said what it will do if it does not succeed in the “proxy contest?”

We don’t know what Exelon will do, but on March 10, during an investor Conference, Exelon’s COO, Christopher Crane, indicated that Exelon will give up its pursuit of NRG if it does not reach a deal by way of the proxy contest, stating: “Either we get in, in the proxy, when the proxy adjusts the board, do the due diligence and we know that in the early summer, or we’re done,” he said.

5.	I read that Exelon’s shares recently fell to a 52-week-low after an analyst downgraded the company. Why did that happen?

We don’t know exactly why it declined but the drop in Exelon’s stock price could be due to a number of factors, including that Exelon lowered its 2011 earnings guidance range and the market does not understand how Exelon has hedged its generation. Further, the company said it may be required to issue additional equity (issue and sell more shares of its own stock) or sell more assets than originally stated in order to prevent a credit rating downgrade related to its bid for NRG.

These factors could add more risk to any planned Exelon acquisitions. We issued an open letter to our stockholders explaining the issue in more detail.

6.	Has Exelon indicated whether or not it plans to raise the price of its bid for NRG?

We don’t know what Exelon’s plans are, but on March 10, during an investor conference, Exelon’s CEO John Rowe, said the company had “no intention” of raising its bid for NRG before our Annual Meeting, according to a transcript of Exelon’s March 10 investor conference. Exelon COO Christopher Crane said that, if the two companies were to reach a negotiating point, and if Exelon were to find more “value” during a due diligence process, it would “adjust its offer accordingly.” In its preliminary proxy statement, Exelon said that due diligence “could identify additional value that may allow us to increase further the value of our offer to the NRG stockholders.” As we’ve said in the past, we remain open to the opportunity to a sale of NRG at the right price with reasonable terms for NRG stockholders.

However, to date, when Exelon has provided details about the areas that they wish to conduct due diligence on (potential unfunded pension liabilities, status of “new source review” litigation around Big Cajun), it did not appear that they were focusing on areas likely to yield additional value.

7.	Is our acquisition of Reliant’s retail business an example of NRG’s plan to drive stockholder value?
Yes, it is. Rather than sit still in this capital constrained environment, we continue to draw on our ample liquidity to reshape our business and take advantage of the extraordinary opportunities available in the marketplace. Our acquisition of Reliant retail operations—and its 1.8 million retail, commercial and industrial customers in Texas—

will be an important achievement for NRG, further contributing to our growth and creating even more value for our stockholders. We’re looking forward to welcoming Reliant employees to NRG when we close the deal later this quarter.
8.	What’s next for NRG?

We’ll continue on our path of solid operating performance, like we achieved in 2008, and on our value-enhancing RepoweringNRG growth initiatives in the areas of advanced nuclear, wind, solar, biomass and carbon capture and sequestration, among others. With the announcement of eSolar, MIBRAG and Reliant transactions in recent weeks, we’ve proven what we can achieve and how we can drive stockholder value.

9.	Back in November, you said Exelon had filed a lawsuit against NRG—has there been any progress on it? Has a judge ruled on it?

On November 11, 2008, Exelon filed a lawsuit against NRG and our Board, arguing that our Board did not give appropriate consideration to their original proposal. We filed a motion to dismiss the suit as we believe that it failed to state any claim against NRG or our Board. On March 16, 2009, Exelon amended its complaint on the last day to do so by adding additional allegations related to actions the Company and the Board have taken in the interim period, most of which have nothing to do with the attempt by Exelon to acquire NRG. We are evaluating the amended complaint and will decide shortly how to respond.

Last week, we filed a lawsuit against Exelon in New York seeking to correct what we believe to be false and misleading statements they’ve made in connection with their exchange offer.

The suit alleges that despite Exelon’s false claims that the purpose of the exchange offer is to gain control of NRG through acquisition of all outstanding shares of NRG common stock, Exelon in reality has no intention of acquiring any shares through the exchange offer. Rather, Exelon is using the exchange offer to pressure our Board of Directors to accept Exelon’s inadequate and previously rejected acquisition proposal. We are asking the court to order Exelon to correct its public disclosures so our shareholders, Exelon shareholders, and the public can make informed decisions.

10.	I read a news article about a study saying that if Exelon’s proposed takeover of NRG succeeded, ratepayers would be affected?

Exelon’s proposed hostile acquisition of NRG could cost retail ratepayers in Illinois and Pennsylvania up to $920 million over a period of five years, according to a new report commissioned by NRG and prepared by London Economics International (LEI), a global economic, financial and strategic advisory professional services firm specializing in energy and infrastructure.

The report analyzes how retail customers of Exelon’s regulated subsidiaries—Commonwealth Edison Company (ComEd) and PECO Energy Company (PECO)—could be impacted by factors such as credit downgrades, higher costs of capital and degradation in reliability. We commissioned this report so that regulators would require Exelon to provide more detail on its anticipated capital structure and financing plan.

If you have further questions, please send them to NRGCommunications. We will use them in upcoming communications as much as possible. And be sure to visit the Exelon Information Center via the link on the Insider front page for the latest information.
Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and white proxy card in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 12, 2009, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who will participate in the solicitation of proxies of NRG’s stockholders will also be available in NRG’s proxy statement for the 2009 Annual Meeting.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.

The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.